Koor Industries Ltd.  [graphic omitted]


--------------------------------------------------------------------------------
                                                         Office Of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax:972-3-6238425

                                                         20 August 2002


The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
---------------            --------------                ---------------

Fax: 02-6513940            Fax: 03-5105379
---------------            ---------------



Dear Sirs,


Re: Immediate Report (NO. 18/2002)
    Koor Industries Ltd. (Company No. 52-001414-3)
    ----------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today in the early morning, the Company has published in the United States a press release regarding the following matter:

          o    Financial results for the second quarter of the year 2002.

     2.   Attached please find the press release.

                                             Yours Sincerely,



                                             Shlomo Heller, Adv.
                                                Legal Counsel



KOOR INDUSTRIES LTD. REPORTS SECOND QUARTER AND FIRST SIX MONTHS 2002 CONSOLIDATED RESULTS

o    Substantial Drop in Quarterly and Six Month Net Loss

o    60% increase in Second Quarter Operating Profit

o    173% increase in First Six Months Operating Profit

o    6% increase in Second Quarter Revenues

o    Improved Performance Major Holdings


TEL AVIV, Israel - August 19, 2002 - Koor Industries (NYSE:KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the second quarter and first six months ended June 30, 2002.

Second Quarter Results
Revenues from consolidated companies (not including ECI Telecom, which is accounted for on an equity basis) for the second quarter totaled $381.1 million, compared to $359.0 million for the second quarter of 2001, a 6% increase. The increase in revenues stems mainly from a strong increase in revenues of Makhteshim Agan Industries and the Elisra Group. The increase was partially offset by a decline in revenues at Telrad Networks, and Sheraton Moriah Israel.

Operating income from consolidated companies for the quarter was $27.8 million, compared to $17.4 million for the same period in 2001, a 60% increase. Operating margin for the quarter was 7.3%, compared to 4.8% for the same period in 2001, a substantial increase. The increase in operating income and the operating margin (percent of operating income from revenues) is mainly due to an increase in the operating income at Makhteshim Agan Industries, the Elisra Group, and a drop in Telrad's operating losses.

Net loss for the quarter was $15.1 million or $0.99 per diluted ordinary share and $0.20 per American Depositary Share (ADS). This is compared with a net loss of $156.3 million or $10.29 per diluted ordinary share and $2.06 per American Depositary Share (ADS) for the second quarter of 2001.

First Six Month Results

Revenues from consolidated companies for the first six months totaled $797.7 million, compared to $761.7 million for the same period in 2001, a 5% increase.

Operating income from consolidated companies for the first six months was $71.9 million, compared to $26.3 million for the same period in 2001, over 173% increase. Operating margin for the first six months was 9%, compared to 3% for the same period in 2001, a substantial increase.

Net loss for the first six months was $122.0 million or $8.04 per diluted ordinary share and $1.61 per American Depositary Share (ADS). This is compared with a net loss of $373.5 million or $24.59 per diluted ordinary share and $4.92 per American Depositary Share (ADS) for the first six months of 2001. Net loss for the first six months includes a special accounting item due to reclassification of Shareholder's Equity item "foreign currency translation adjustments" as "Retained Earnings" of $83.4 million recorded in the first quarter. As previously announced, this reclassification of the Shareholders' Equity item follows wholly-owned Tadiran Ltd. (acquired by Koor in the 1980's) going into voluntary liquidation, and requires reclassifying the Shareholders' Equity item "foreign currency translation adjustments" as an expense in the Statement of Income, and then as an entry in the Retained Earnings - thus not affecting the company's Shareholders' Equity. The reclassification of the item is included in the Statement of Income for the first quarter of 2002, under "Transfer to Statement of Income of translations differences of autonomous investee ".

Net loss, excluding the special item, for the first six months was $38.6 million or $2.54 per diluted ordinary share and $0.51 per American Depositary Share (ADS), compared to a net loss of $373.5 million or $24.59 per diluted ordinary share and $4.92 per American Depositary Share (ADS) for the same period in 2001.

Commenting on these operating results, Jonathan Kolber, Vice chairman and CEO of Koor said: "We are encouraged by the improved performance of our key consolidated holdings - Makhteshim Agan Industries and the Elisra Group, both of which have shown strong revenue and profit growth in the quarter", he added "despite the continuing crisis in the telecom sector we continue to be heartened by the relative performance of our key telecom holding ECI Telecom, and by the proactive steps being taken by its new Board of Directors, headed by Mr. David Ball, and management, to better adapt to the challenging telecom environment".

Referring to the accounting of the Company's investment in ECI, Yuval Yanai, Senior Vice President and CFO said:"Since the third quarter of last year, when we decided to write off the entire goodwill related to our investment in ECI, the investment in ECI in Koor's Balance Sheet represents our share in ECI's Equity. As of June 30, 2002 ECI's Book Value per share is approximately $6.9, while ECI shares have been trading at prices lower than $2.5 per share." He added "although we are encouraged by ECI's performance during the past few months, we intend to perform, again, a fair market valuation analysis of ECI for Koor, by an independent professional third party, in light of the continued gap between ECI's Book Value and ECI's Market Capitalization." He concluded "The results of the analysis will be used by Koor's management to determine the accounting of Koor's investment in ECI in its 2002 third quarter financial statements".

Mr. Kolber continued "Given the continued impact of the decline in orders on Telrad Networks, the company has been preparing a comprehensive reorganization plan. This plan should enable the company to better deal with the ongoing challenging telecom environment, and primarily, the decline in orders from its prime customer." He added "Telrad has a strong team of talented engineers; we hope that with the successful implementation of the planned efficiency measures, the company will return to profitability, and continue to generate a strong positive cash flow"


RESULTS OF KEY HOLDINGS

                                                                ECI Telecom
                                                                -----------
Revenues for second quarter were $188.3 million compared to $266.4 million for same period in 2001; Revenues in the second quarter of last year include $15 million from Business Systems, which was sold during the 4th quarter of 2001. Net loss for the quarter was $7.4 million compared with a net loss of $36.0 million for the same period in 2001.

Revenues for the first six months were $383.0 million compared to $518.9 million for same period in 2001; Revenues in the first six months of 2001 included $31.5 million from Business Systems, which was sold during the 4th quarter of 2001. Net loss for the first six months was $59.5 million compared with a net loss of $292.4 million for the same period in 2001.

During the quarter, ECI continued to improve its balance sheet. The Company repaid an additional $13.3 million of bank debt. Nevertheless, net cash (cash, equivalents and short term investments minus bank debt) increased to $88 million, compared to $53 million at the end of the first quarter and negative $87 million at the end of 2001. During the quarter, inventories declined by $25 million and trade receivables by almost $10 million.

During the first six months of 2002, ECI recorded 2 one-time items: a capital gain from the sale of a portion of the Company's ECtel shares of approximately $12 million ($9 million after tax) included in "Other income (expenses), net," and a write-off of goodwill of $53 million as a result of the initial application of SFAS 142 and 144, mainly associated with InnoWave, recorded in "Impairment of assets," and "Cumulative effect of accounting change, net."

With announcement of Q2 2002 and first six month results ECI gave guidance for the second half of 2002, stating that it believes industry conditions are expected to continue to deteriorate, as a result of which ECI expects third quarter revenues to decline roughly 13% - 17% compared to the second quarter of 2002, due primarily to declines at Inovia, and Innowave. The Company is working to minimize the impact of the revenue decline on its operating results by undertaking additional efficiency and cost cutting measures.

                                                Makhteshim-Agan Industries
                                                ---------------------------

Revenues for the second quarter totaled $217.6 million, compared to $204.6 million for the same period in 2001, a 6% increase. Operating profit for the quarter was $32.8m, representing 15.1% of revenues, compared to $29.8 million in the same period in 2001, representing 14.6% of revenues. Net profit for the quarter was $ 14.6 million, compared to $14.1 million during the second quarter of 2001, a 4% increase.

Revenues for the quarter show a strong improvement in geographic breakdown
- 22% year-over-year increase in revenues in Europe, 42% in North America, whilst sales in South America decreased by 17%. In addition, Makhteshim-Agan completed the acquisition of a German agrochemical marketing and distribution company. This acquisition is another step in the company's strategy to shift the revenues towards the European and North American market, while reducing the percent of revenues to Latin America.

Revenues for the first six months totaled $453.6 million, compared to $440.6 million for the same period in 2001, a 3% increase. Operating profit for the first six months was $74.3 million, representing 16.4% of revenues, compared to $68.9 million in the same period in 2001, representing 15.6% of revenues, a 7.8% increase. Net profit for the first six months was $35.3 million, compared to $34.7 million in the first six months of 2001.

Elisra Group
Revenues for the second quarter totaled $97.0 million, compared to $68.7 million for the same period in 2001, representing a 41% increase. Operating profit for the quarter was $7.2 million, representing 7% of revenues, compared to $2.6 million in 2001, 4% of revenues. Net income for the quarter was $4.4 million, compared to $3.1 million for the same period last year, a 42% increase.

Revenues for the first six months totaled $193.9 million, compared to $144.7 million for the same period in 2001, representing a 34% increase. Operating profit for the first six months was $14.4 million, representing 7% of revenues, compared to $4.5 million for the same period in 2001, representing 3% of revenues. Net income for the first six months was $8.9 million, compared to a $7.5 million loss for the same period last year.

During the quarter Koor signed an agreement to sell 30%-38% of Elisra to Elta Electronic Industries, a wholly owned subsidiary of Israel Aircraft Industries, based on a company value of $330 million. The agreement is subject to the approval of the Government of Israel and other regulatory bodies including the Israel anti-trust authority. This agreement followed the announcement on the termination of discussions with Elbit Systems (after signing a non-binding memorandum of understanding) to sell between 24%-30% of Elisra.

                                                            Telrad Networks
                                                            ---------------
Revenues for the quarter totaled $32.5 million, compared to $52.9 million for the same period last year, a 39% decline. Net loss for the quarter was $8.0 million compared to a net loss of $11.2 million for the same period in 2001, a 28% decline.

Revenues for the six months totaled $72.1 million, compared to $106.7 million for the same period last year, a 33% decline. Net loss for the first six months was $13.6 million compared to a net loss of $28.0 million for the same period in 2001, substantial improvement.

For the past two years Telrad's management has been taking active steps to adapt the company's expenses to the challenging telecom environment. To date the company has merged activities, outsourced operations and reduced manpower. All of these steps have substantially cut the companies gross and operating expenses. However, given the ongoing turbulence in the market, and low visibility in orders from its prime customer - Nortel Networks, the company is currently compiling a comprehensive reorganization plan aimed at further reducing expenses, through merging activities and additional efficiency measures, aimed at returning the company to profitability.

                                                                 About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies with investments in Israel's top technology export companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecom and wireless technologies, enterprise software, semiconductors, and life science. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:    Conference call details:
Yuval Yanai                                 Date:   August 20, 200
Senior Vice President and CFO               Time:   10:00 pm EMT (15:00 pm UK,
                                                                  17:00 Israel)
Koor Industries Ltd.                        US phone:         1-866-500-4953
Tel.  +9723 6238 310                        UK phone:         0800-169-8104
Fax.  +9723 6238 313                        Israel phone:     03-925-5910
www.koor.com                                Replay number:    1-866-500-4964


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

**********FINANCIAL TABLES FOLLOW***************

Koor Industries Ltd.                                    (An Israeli Corporation)
--------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                     Six months ended            Three months ended         Year ended
                                                         June 30                     June 30                 December 31
                                                         2002        2001            2002        2001               2001
                                                 -------------------------   -------------------------- -----------------
                                                    UnAudited   UnAudited       UnAudited   UnAudited            Audited
                                                    ---------   ----------   ------------   ---------   ----------------
                                                                         Convenience translation
                                                                       (U.S. dollars in thousands)

Income from sales and services                        797,748     761,658         381,068     358,973          1,592,162
Cost of sales and services                            590,920     594,803         282,673     272,720          1,229,690
                                                      -------     -------         -------     -------          ---------
Gross Profit                                          206,828     166,855          98,395      86,253            362,472

Selling and marketing expenses                         84,393      84,730          43,973      41,715            174,181
General and administrative                             50,489      55,845          26,573      27,173            111,826
                                                       ------      ------          ------      ------            -------
Operating earnings                                     71,946      26,280          27,849      17,365             76,465

Finance expenses, net                                  59,540      38,122          28,458       3,084             92,251
                                                       ------      ------          ------       -----             ------
                                                       12,406     -11,842            -609      14,281            -15,786

Other income (expenses)                                -5,000     -57,744          -1,973     -13,928           -132,831
                                                                  -------                     -------           --------
Transfer to statement of income of
translation differences of autonomous
investee in voluntary liquidation                     -83,390
Earnings before taxes on income                       -75,984     -69,586          -2,582         353           -148,617

Taxes on income                                        13,970         955           3,804      -2,321              8,283
                                                       ------         ---           -----       -----              -----
                                                      -89,954     -70,541          -6,386       2,674           -156,900

Equity in results of affiliates, net                  -20,861    -293,620          -3,952    -151,131           -404,157
                                                       ------     -------          ------   --------            --------
                                                     -110,815    -364,161         -10,338    -148,457           -561,057

Minority interest in subsidiaries, net                -11,166      -3,097          -4,765      -5,109              1,785
Discontinued operations                                            -6,246                      -2,748             -6,246

                                                 ------------  -----------   ------------   -----------------------------
Net earnings for the period                          -121,981    -373,504         -15,103    -156,314           -565,518
                                                 ============  ===========   ============   =============================

Basic earning (loss) per Ordinary Share (in $):
per share                                               -1.69      -24.59           -1.00      -10.29             -37.23
                                                        -----      ------           -----      ------             ------
Per ADS                                                 -0.34       -4.92           -0.20       -2.06              -7.45
                                                        -----      ------           -----      ------             ------

Weighted  average shares                               15,171      15,192          15,173      15,192             15,188
   outstanding (in thousands)



Koor Industries Ltd.                                    (An Israeli Corporation)
--------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet


                                                             June 30             June 30                December 31
                                                                2002                2001                       2001
                                                        -------------       -------------      ---------------------
                                                           Unaudited           Unaudited                    Audited
                                                        -------------       -------------      ---------------------
                                                                          Convenience translation
Assets                                                                  (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                    209,610             193,314                    179,436
Short-term deposits and investments                          169,997             150,710                    134,442
Trade Receivables                                            463,408             530,782                    470,048
Other accounts receivable                                    120,535             126,051                    121,433
Assets designed  for sale                                      9,592               8,064                     59,287
Inventories                                                  413,831             408,884                    391,517
                                                             -------             -------                    -------
Total current assets                                       1,386,973           1,417,805                  1,356,163

Investments and Long-Term Receivables                        442,363             666,266                    543,136

Fixed Assets, net                                            682,758             705,772                    666,059

Other Assets, net                                            356,563             297,433                    306,265
                                                             -------             -------                    -------
                                                        -------------       -------------      ---------------------
                                                           2,868,657           3,087,276                  2,871,623
                                                        =============       =============      =====================

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                489,193             710,825                    386,478
Trade payables                                               294,856             305,411                    285,561
Other payables                                               268,586             270,838                    224,952
Customer advances, net                                        66,283              46,722                     62,386
                                                              ------              ------                     ------
Total current liabilities                                  1,118,918           1,333,796                    959,377
                                                           ---------           ---------                    -------
Long-Term Liabilities:
Long-Term Loans                                              803,067             780,320                    986,964
Debentures                                                    84,875              11,819                     65,772
Customer advances                                             36,653              17,935                     15,414
Deferred taxes on income                                      33,358              41,665                     41,189
Un-guaranteed deficiency in
Shareholders' equity of subsidiary                                               -46,500
Accrued employee rights upon retirement                       44,899              60,775                     42,720
                                                              ------              ------                     ------
Total long-term liabilities                                1,002,852             866,014                  1,152,059

Liability for acquisition of subsidiary                                           20,124

Minority Interests                                           307,240             254,689                    291,755

Shareholders` Equity                                         439,647             612,653                    468,432
                                                             -------             -------                    -------
                                                        -------------       -------------      ---------------------
                                                           2,868,657           3,087,276                  2,871,623
                                                        =============       =============      =====================

 Shares outstanding (in thousands)                         15,173.38           15,192.38                  15,169.00
Shareholders equity per ordinary share                         28.97               40.33                      30.88
Shareholders equity per ADS                                     5.79                8.07                       6.18